Exhibit 21.1

List of Subsidiaries

Name/Location	Jurisdiction of Incorporation
Stratex Networks (UK) Limited, Lanarkshire, Scotland	State of Delaware, USA

Stratex Networks Mexico, S.A. de C.V., Mexico D.F., Mexico	Mexico City, Mexico

Stratex Networks (Philippines), Inc., Makati City, Philippines	Metro Manila, Philippines

Stratex Networks (India) Private Limited, New Delhi, India	New Delhi, India

Stratex Networks (NZ) Limited, Wellington, New Zealand	Wellington, New Zealand

DMC Stratex Networks (Africa)(Proprietary) Limited, Midrand, South Africa	Republic of South Africa

Stratex Networks (S) Pte. Ltd., Singapore	Republic of Singapore

Stratex Networks Polska Spolka z.o.o., Warsaw, Poland	Warsaw, Poland

Stratex Networks (Thailand) Ltd., Bangkok, Thailand	Bangkok, Thailand